Exhibit 99.3

EXTORRE GOLD MINES LIMITED Computershare 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Security Class Holder Account Number Fold Voting Instruction Form (“VIF”) - Annual General Meeting to be held on June 25, 2012 NON-REGISTERED (BENEFICIAL) SHAREHOLDERS 1 We are sending to you to the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions. 2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly. 3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse). 4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal 5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you. 6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made or where both choices have been specified in respect of any matter, the VIF will direct the voting of the securities to be made in favour of all matters described in this VIF. as may properly come before the meeting or any adjournment or postponement thereof. 8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt. 9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf. 10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities. 11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account. 12. This VIF should be read in conjunction with the accompanying documentation provided by Management. Fold VIFs submitted must be received by 10:00 AM, (Pacific Time), on June 21, 2012. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote using the Telephone To Vote Using the Internet Call the number listed BELOW from a touch tone Go to the following web site: telephone. www.investorvote.com 1-866-734-VOTE (8683) Toll Free If you vote by telephone or the Internet, DO NOT mail back this VIF. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 02MY12086.nobo.E.sedai-/000001/00000l/i

+ + Appointee(s) Management appointees are: Yale Simpson, or failing him, Darcy Daubaras, or failing him, Cecil Bond, (collectively, “Management’s Nominees”), OR If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse). as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, or where both choices have been specified, the appointee will vote in favour of the matters described below) and all other matters that may properly come before the Annual General Meeting of shareholders of Extorre Gold Mines Limited (the “Company”) to be held at Suite 1660 -999 West Hastings Street, Vancouver, British Columbia, on Monday, June 25, 2012 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors For Withhold For Withhold For Withhold 01. BryceG. Roxburgh 02. Yale R. Simpson 03. Robert G. Reynolds 04. Ignacio Celorrio 05. James D.R. Strauss 06. George W. Lawton Fold For Withhold 2. Appointment of Auditors Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration. For Against 3. Approval of Shareholder Rights Plan To pass an ordinary resolution to ratify and approve a shareholder rights plan for the Company, as more particularly described in the accompanying Information Circular. Fold Authorized Signature(s) - This section must be completed for your signature(s) Date instructions to be executed. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated. Interim Financial Reports - Mark this box if you Annual Financial Statements - Mark this box if you would like to receive Interim Financial Reports and accompanying Management’s Discussion and Analysis by mail. would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Should you wish to receive a legal Proxy refer to Note #8 on Reverse. If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 146350 AR1 XTGQ+